Mail Stop 6010

July 11, 2007

Mr. Ulrich Gottschling
Chief Financial Officer
SRS Labs, Inc.
2909 Daimler Street
Santa Ana, California 92705

      RE: **SRS Labs, Inc.**
              Form 10-K for the year ended December 31, 2006
              File No. 0-21123

Dear Mr. Gottschling:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Consolidated Statements of Stockholders' Equity, page 44

1.   We note that your comprehensive income (loss) for the year ended December 31, 2006 does not include your currency translation adjustment of $81,303. Please revise future filings to include foreign currency translation adjustments within your comprehensive income or tell us why you are not required to do so. Please refer to paragraph 17 of SFAS 130.

Revenue Recognition, page 49

2.   We note from your disclosures on page 9 that some of your licenses are sold in bundled agreements, under which your platform partner collects the revenue from the licensees on your behalf. If these revenues are material, please revise future filings to disclose the significant terms and conditions of these arrangements and explain how you recognize revenue under these arrangements.

Net Income (Loss) Per Common Share, page 50

3.   We note that you did not adjust your 2005 diluted EPS calculation for dilutive options even though you reported income from continuing operations. Additionally we note that your 2004 diluted EPS calculation was adjusted for dilutive options even though you reported a loss from continuing operations. Please revise future filings to comply with paragraphs 15 and 16 of SFAS 128 or tell us how your current presentation complies with SFAS 128.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3616 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Kevin L. Vaughn, Branch Chief, at (202) 551-3643 with any other questions.

Sincerely,

Lynn Dicker
Reviewing Accountant